EXHIBIT 12.1

	Year ended December 31,
	2014	2013	2012	2011	2010
Determination of loss:
Loss from operations	$(24,715)	$(15,411)	$(22,143)	$(23,019)	$(19,637)

Add: Fixed Charges	1,406	1,004	467	521	32
Less: Capitalized interest	-	(352)	(217)	–	–
Loss, as adjusted	$(26,121)	$(14,759)	$(21,893)	$(22,498)	$(19,605)

Fixed Charges:
Interest expense	$1,326	$915	$359	$502	$32
Estimate of interest within rental expense	80	89	108	19	–
Fixed Charges	1,406	1,004	467	521	32

Ratio of loss to fixed charges	*	*	*	*	*

Deficiency of earnings available to cover fixed charges (1)	$24,715	$15,763	$22,360	$23,019	$19,637

(1) For the years ended December 31, 2010 through December 31, 2014, the Company’s coverage ratio is less than one-to-one and it must generate additional funding of these specified amounts to achieve a coverage ratio of one-to-one.